Mail Stop 0407

      							May 24, 2005

Via U.S. Mail and Fax (770-512-7199)
Mr. David C. Burns
Chief Financial Officer
i2 Telecom International, Inc.
1200 Abernathy Rd., Suite 1800
Atlanta, GA  30328

	RE:	i2 Telecom International, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 31, 2005
      Form 10-QSB for the quarter ended March 31, 2005
		Filed May 16, 2005
		File No. 0-27704

Dear Mr. Burns:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ending December 31, 2004

Consolidated Statements of Stockholders` Equity, page F-6

1. It is unclear to us whether you have retroactively restated the historical stockholders` equity of the acquirer prior to the merger
(a recapitalization) for the equivalent number of shares received in the transaction after giving effect to any difference in par value of the issuer`s and acquirer`s stock with an offset to paid-in capital.
If you have not done so, please amend your Form 10-KSB for the period ended December 31, 2004.

2. In your response please provide us with a clear and concise explanation that reconciles the activity shown in your consolidated statements of stockholders` equity for the year ended December 31, 2004 with the descriptions as currently disclosed in footnotes 18 and
19 of your financial statements.

Note 1. Organization and Basis of Presentation, page F-8

3. In view of the uncertainties concerning the Company`s continued existence as a going concern, ask your auditors whether they considered issuing you a modified auditors report for going concern.
In this regard we refer you to the last sentence in the fourth paragraph within your liquidity discussion on page 14. Revise or advise.

4. In future filings revise this note to include a more detailed description of management`s specific viability plans that are intended to mitigate the conditions concerning the Company`s continued existence as a going concern, and management`s assessment of the likelihood that such plans can be effectively implemented. The viability plan description should be included in management`s discussion and analysis of liquidity and in the footnotes to the financial statements. This discussion should be updated quarterly as necessary. Refer to Item 303 of Regulation S-K and Financial Reporting Codification paragraph 607.02.

Note 19. Merger with Digital Data Networks, Inc., page F-20

5. We note you characterized your transaction with DDN as a "merger" and as an "exchange between companies under common control." From your description of the facts of the exchange, we believe that, at a minimum, you should clarify the legal and accounting form of the transaction as follows:
a. Provide a clear description of the exchange as a recapitalization of i2 Telecom International`s equity;
b. Explain that the capital structure of the Company is now different from that appearing in the historical financial statements of i2 Telecom International in earlier periods due to the recapitalization;
c. Disclose that the name of DDN, the accounting acquiree, was changed to the name of i2 Telecom International, Inc., the accounting acquirer; and
d. Explain that the historical financial statements are a continuation of the financial statements of i2 Telecom International
(also known as i2 Delaware) and not of DDN.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or
Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

Mr. David C. Burns
i2 Telecom International, Inc.
May 24, 2005
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